March 31, 2014

BY EDGAR TRANSMISSION

Daniel F. Duchovny
Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
100 F Street NE
Washington, D.C. 20549-4631

Re:	Sensient Technologies Corporation Definitive Additional Soliciting Materials Filed March 26, 2014 File No. 001-07626

Dear Mr. Duchovny:

Sensient Technologies Corporation, a Wisconsin corporation (the “Company” or “we,” “us” or “our”), is submitting this letter in response to the comment letter from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated March 26, 2014 (the “Comment Letter”), with respect to the Company’s definitive additional soliciting materials filed March 26, 2014.

Below are the Company’s responses to the Comment Letter. For the convenience of the Staff, the Company has repeated the Staff’s comment before the corresponding response.

Definitive Additional Soliciting Materials Filed March 26, 2014

1.	You state your belief that the FrontFour nominees are “beholden to the hedge fund” which appears to imply that the nominees, if elected, would not comply with their fiduciary duties to the company’s security holders but would instead favor FrontFour’s interests. Avoid issuing statements in your proxy statement that directly or indirectly impugn the character, integrity or personal reputation or make charges of illegal, improper or immoral conduct without factual foundation. Disclose the factual foundation for such assertions or delete the statements. In this regard, note that the factual foundation for such assertions must be reasonable. Refer to Rule 14a-9. Please provide us supplementally the factual foundation for your disclosure.

As the Staff has noted, in our March 26, 2014 filing, we stated that the nominees put forward by an affiliate of FrontFour Capital Partners LLC (“FrontFour”) are individuals “whom we believe are beholden to the hedge fund.”  It was our intent to, consistent with prior Staff comments, clearly characterize this statement of belief as an opinion. Our reasonable factual foundation for this belief with respect to each nominee is as follows:

Stephen E. Loukas

Mr. Loukas is a principal at FrontFour, which on its own leads us to believe he may have one or more personal loyalties, financial interests, contractual obligations or fiduciary duties that could lead him to favor his hedge fund and its investors over all of the Company’s shareholders. On March 25, 2014, we filed a revised set of shareholder discussion materials as definitive additional soliciting materials (the “Presentation”). On pages 28, A-1, A-2 and A-4 of the Presentation, we disclose additional publicly available facts that lead us to believe that FrontFour is primarily interested in what is best for FrontFour, not what is best for all of the Company’s shareholders. Mr. Loukas has been a party to actions at both FrontFour and Pirate Capital, LLC (“Pirate”) that lead us to believe he endorses the activities described on the referenced pages. For additional detail, we refer the Staff to the referenced pages in the Presentation and the third-party sources referenced in the associated footnotes.

William E. Redmond, Jr.

As noted on page 26 of the Presentation, Mr. Redmond has a history of behavior that has been described as fraudulent and dishonest. Separately, in 2011, Mr. Redmond noisily resigned from the board of Visteon Corporation (“Visteon”) over that company’s response to an approach by noted activist hedge fund, Alden Global Distressed Opportunities Master Fund LP (“Alden”). Mr. Redmond’s resignation letter1 suggests a philosophical objection to resisting Alden’s overtures generally, not any particular information regarding the views of Visteon shareholders. With respect to his possible allegiance to FrontFour, we note that Mr. Redmond was a special advisor, shareholder and promoter of Doubloon Corporation, a “blank check” company owned by Pirate in 2006. As discussed on page A-1 of the Presentation, the current FrontFour principals were actively involved at Pirate and may well have gotten to know Mr. Redmond during this period. It is reasonable to suspect that, if he were elected to our Board, Mr. Redmond’s high-profile dispute with PepsiCo would raise significant concern with a major company in one of our principal target markets. Given this unsuitability as a candidate for our Board when compared with the multitude of individuals with professional experience in our industry, we believe that FrontFour selected Mr. Redmond for his past connections to FrontFour’s principals and the associated inference of loyalty to that hedge fund.

[1]	Visteon Corp., Ex. 17-1 to Form 8-K, filed May 12, 2011.

James R. Henderson

In connection with the bankruptcy of Point Blank Solutions, Inc. (“Point Blank”), Mr. Henderson was accused of operating the company for the benefit of his own shareholding hedge fund (“Steel Partners”) rather than in the best interest of all shareholders.  The most notable case in this regard is the New York state action filed against Mr. Henderson by Jeffrey R. Brooks in March 2011.2 This complaint alleges that Mr. Henderson used a settlement with the Commission as an opportunity to deregister Point Blank, leaving it no alternative but to accept a going-private acquisition by Steel Partners. Mr. Brooks alleges that this deregistration was unnecessary and significantly reduced the value of Point Blank’s stock. He now seeks in excess of $5,000,000 for this alleged breach of fiduciary duty.  This litigation is currently pending in New York state court, but it has been stayed by the Delaware district court in connection with Point Blank’s bankruptcy.3

Mr. Henderson’s actions have also been criticized by D. David Cohen, a Point Blank creditor and party to the bankruptcy. In court filings, Mr. Cohen has complained that, after Steel Partners took control of Point Blank, Steel Partners “was not operating the publicly-owned Debtor [Point Blank] in the best interests of the publicly-owned shareholders” and that this conduct resulted in the resignation of “the only two clearly independent directors” from the board, neither of whom was replaced.4 Rather, “the Steel directors of the publicly-owned Debtor stopped the audit of Debtor’s financial statements and ceased all required public reporting required by the Securities & Exchange Act of 1934, while abusively increasing the compensation of a steel executive of [Point Blank] at the aggressive rate of $77,000 per month. None of this would have occurred if the fiduciaries for the publicly-owned Debtor were mindful of their responsibilities to the public interest.”5 Mr. Cohen further questioned the Point Blank board’s support for a settlement of class-action and derivative claims that indemnified prior company management for $183 million in civil liability related to prior management’s accounting fraud. Mr. Cohen subsequently appealed the approval of this settlement to the Second Circuit, which held that the settlement’s Section-304 indemnification provision was unlawful.6

We also note that Mr. Henderson has served on the Board at GenCorp Inc. (“GenCorp”) alongside FrontFour principal David A. Lorber for the past six years. Both men ascended to the GenCorp board through the sponsorship of activist hedge funds. To the best of our knowledge, Mr. Henderson is no longer affiliated with Steel Partners. Based on his alleged behavior following his nomination to the Point Blank board, his departure from Steel Partners and his longstanding acquaintance with Mr. Lorber, we reasonably believe that Mr. Henderson is apt to act in favor of the hedge fund that has nominated him as a candidate for our Board rather than in the best interest of all of our shareholders.

[2]	Verified Complaint, Brooks Indiv. Ret. Account v. Henderson, Index No. 650781/2011, (N.Y.S. March 23, 2011).

[3]	Order Re: Motion to Stay, In re Point Blank Solutions Inc., et al., No. 1:11-cv-00064 (D. Del. Oct. 8, 2013), Bloomberg Law Docket No. 28.

[4]	Objections to Joint Chapter 11 Plan of Reorganization at ¶ 4, In re SS Body Armor I, Inc, Ch. 11 Case No. 10-11255 (Bnkr. D. Del. Feb. 8, 2011), ECF No. 1105.

[5]	Objections to Joint Chapter 11 Plan of Reorganization at ¶ 6, In re SS Body Armor I, Inc, Ch. 11 Case No. 10-11255 (Bnkr. D. Del. Feb. 8, 2011), ECF No. 1105.

[6]	Cohen v. Viray et al. (In re DHB Indus., Inc. Deriv. Litig.), Docket No. 08-3860-cv (2d Cir. Sept. 30, 2010).

James E. Hyman

On pages 28 and A-2 of the Presentation, we summarize the events at Cornell Companies (“Cornell”), in which Mr. Hyman took actions that were favored by a future FrontFour principal and his then-colleagues at Pirate, but that allegedly were at the expense of other shareholders. We also note that Mr. Hyman appears to have been placed in his position at Cornell by the same future FrontFour principal. For additional detail, we refer the Staff to the referenced pages in the Presentation and the third-party sources referenced in the associated footnotes.

We also note for the Staff’s consideration that Mr. Hyman was nominated in 2013 to the board of a public company called Mac-Gray Corporation by another activist hedge fund, Moab Capital Partners, LLC (“Moab”). Within months of his election, the Mac-Gray board approved an agreement by which Mac-Gray was merged into a competing company. Mr. Hyman and others were sued by Star Partners Fund—a Mac-Gray shareholder—for, among other things, alleged breach of “their fiduciary duties to Mac-Gray’s public shareholders by acting to cause or facilitate the Sale Agreement because it is not in the best interests of those shareholders, but is in the best interests of the [defendants].”7 Some Moab employees during this period formerly held significant roles at FrontFour and Pirate.

* * * * *

If you have any questions on our responses, please contact me at 414-347-3761.

Sincerely,

John L. Hammond
Senior Vice President, Secretary and General Counsel

[7]	Complaint at ¶ 20, Star Partners Fund v. Bullock, No. MICV2013-05067 (Mass. Super. Ct. Nov. 21, 2013).